The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

December 10, 2010

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	The Providence Service Corporation

Form 10-K for FYE December 31, 2009

Filed March 12, 2010;

DEF 14A for Annual Meeting on May 20, 2010

Filed April 22, 2010

File No. 1-34221

Dear Mr. Reynolds:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated November 30, 2010 (“Comment Letter”) regarding the Form 10-K, filed by us on March 12, 2010 (“Form 10-K”) and the DEF 14A filed by us on April 22, 2010 (SEC file number 1-34221) for our Annual Meeting held on May 20, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 9. Long-Term Obligations, page 101

Staff Comment

1.	We note your response to comment four in our letter dated September 23, 2010. Please tell us where you have included certain fees paid in connection with this amendment in your calculation of the 10% cash flow tests attached as Exhibit 1. Specifically tell us where you included the $565,000 amendment fee paid to certain lenders, fees and expenses of approximately $2.0 million paid for legal accounting and other related costs. If you have not included these amounts in your analysis please describe to us the reasons for excluding these cash outflows.

Registrant Response

Approximately 84% (or $473,328) of the $565,000 amendment fee paid to “Other Lenders” is included in our calculation of the 10% cash flow test. This amount represents the proportional amount of the fee that related to the term loan. The remaining portion of the fee was allocated to the revolving line of credit and was capitalized and deferred over the life of the remaining loan in accordance with ASC 470-50-40. The allocation of the fee between the term loan and revolving line of credit was based on the proportional size of the term loan and the amended revolving line of credit.

The fees and expenses of approximately $2.0 million were not included in the 10% calculation. Approximately $350,000 of the $2.0 million was the write-off of past deferred financing fees associated with the reduction of the revolving line of credit. As this charge was a non-cash charge, it was excluded from the 10% calculation. The remaining amounts were paid to third parties, thus, these expenses were excluded from the 10% calculation in accordance with ASC 470-50-40.

Staff Comment

2.	Please explain to us how you calculated the “Interest on Senior Secured Term Debt”.

Registrant Response

“Interest on Senior Secured Term Debt” was calculated by multiplying the prior period’s corresponding “CIT” or “Other Lenders” ending “Secured Term Senior Debt” balance by the “All-in Rate” divided by 360 days and multiplied by the number of days in the respective period. See example calculations below.

	“Projected 12/31/08” “Senior Secured Term Debt” {A}	“All-in Rate” {B}	Days per Year {C}	Days per Period (1) {D}	“Interest on Senior Secured Term Debt” {A}*{B}/{C}*{D}
“Projected 3/31/09” CIT	$46,018,000	4.05%	360	25	$129,426
“Projected 3/31/09” Other Lenders	$118,332,000	4.05%	360	25	$332,809

(1)	The “Projected 3/31/09” period only included 25 days as the analysis assumed a debt amendment on March 6, 2009.

Staff Comment

3.	Please explain to us the significance of the 0.44271% for CIT and the 0.09047% for Other Lenders. In this regard, explain how these amounts are applied in the calculation.

Registrant Response

The 0.44271% and 0.09047% rates shown in the calculation represent the estimated quarterly deferred financing rates for CIT and Other Lenders. The “Projected Effective rate at amendment date” is calculated as the “All-in Rate” divided by 4 quarters plus the estimated quarterly deferred financing rate, see calculation below.

	“All-in Rate” {A}	Quarters per Year {B}	Estimated Qtrly Deferred Financing Rate {C}	“Projected Effective rate at amendment date” ({A}/{B})+{C}
“Projected Effective rate at amendment date” CIT	4.05%	4	0.44271%	1.46%
“Projected Effective rate at amendment date” Other Lenders	4.05%	4	0.09047%	1.10%

The “Projected Effective rate at amendment date” is used in the calculation of the “PV Rate”.

Staff Comment

4.	We note that the present value rate applied to the cash flows related to CIT differs from those related to Other Lenders. Please explain to us the factors that lead to the different present value rates.

Registrant Response

As the present value rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument in accordance with ASC 470-50-40, the rate was calculated using the “Projected Effective rate at amendment date” (i.e., Present Value Rate = 1/(1+Projected Effective rate at amendment date)^Year), which, as noted in item 3 above, was calculated separately for CIT and Other Lenders because of the difference in the quarterly deferred financing rate used for each party. The rate for CIT was higher due to a larger portion of initial debt costs being paid to CIT versus the other lenders.

Exhibits

Staff Comment

5.	We note your response five in your letter dated October 7, 2010 that exhibit 10.6 and related exhibit 10.7 “are no longer material contracts”. Inasmuch as these contracts were material at the time of filing the Form 10-K, they are required to be filed. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

Registrant Response

These contracts at the time of filing our Form 10-K for the year ended December 31, 2009 were not material contracts and were inadvertently left on the exhibit index. As such, we will remove these exhibits from the exhibit index to our Form 10-K for the year ending December 31, 2010.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

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